Exhibit (a)(5)(C)

JMP GROUP ANNOUNCES RESULTS OF SELF-TENDER OFFER

SAN FRANCISCO, June 18, 2019 — JMP Group LLC (NYSE: JMP), an investment banking and alternative asset management firm, today announced the final results of its previously announced tender offer to purchase up to 3,000,000 shares representing limited liability company interests in JMP Group (the “Shares”) at a purchase price per Share of $3.95. The tender offer expired at 11:59 p.m. New York City time on June 13, 2019. JMP Group has accepted for purchase 1,816,732 Shares at a purchase price per Share of $3.95.

JMP Group is purchasing the Shares, which represent approximately 8.6 percent of its outstanding Shares as of June 13, 2019, at a total cost of $7,176,091.40, excluding the fees and expenses relating to the tender offer.

The company retained JMP Securities LLC as the dealer manager for the tender offer and D.F. King & Co., Inc. as the information agent.

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. by telephone at (800) 622-1569 (toll-free) or by email at jmp@dfking.com.

About JMP Group

JMP Group LLC is a diversified capital markets firm that provides investment banking, equity research, and sales and trading services to corporate and institutional clients as well as alternative asset management products and services to institutional and high-net-worth investors. JMP Group conducts its investment banking and research, sales and trading activities through JMP Securities; its hedge fund, venture capital and private capital activities through Harvest Capital Strategies and JMP Asset Management; and the management of Harvest Capital Credit Corporation (NASDAQ: HCAP), a business development company, through HCAP Advisors. For more information, visit www.jmpg.com.

Investor Relations Contact JMP Group LLC Andrew Palmer (415) 835-8978 apalmer@jmpg.com	Media Relations Contacts Dukas Linden Public Relations, Inc. Zach Leibowitz (646) 722-6528 zach@dlpr.com Alyssa Noud (646) 722-6525 alyssa@dlpr.com